UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMPOSECURE, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

77584N101

(CUSIP Number)

Joshua Loftus

LLR Capital IV, LLC

2929 Arch Street, Suite 2700

Philadelphia, Pennsylvania 19104

Tel No: 215-717-2904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,519,690(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,519,690(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,519,690(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.39%(2)
14.	Type of Reporting Person (See Instructions) PN

(1) Consists of Consists of 28,519,690 shares of Class B Common Stock, par value $0.0001 per share, which is unregistered (the “Class B Common Stock”) and a corresponding number of Class B Common Units, issued by CompoSecure Holdings, L.L.C., a subsidiary of the Issuer, which are also unregistered (the “Class B Common Units”), that are exchangeable for Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by LLR Equity Partners IV, L.P. (“Equity Partners IV LP”). LLR Capital IV, L.P. (“Capital IV LP”) serves as the general partner of Equity Partners IV LP. LLR Capital IV, LLC (“Capital IV LLC”) serves as the general partner of Capital IV LP. As a result, each of Capital IV LP and Capital IV LLC possesses shared voting and dispositive power over the securities held by Equity Partners IV LP.

(2) Based upon (a) 28,682,837 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of May 13, 2024, following the closing of an underwritten registered secondary public offering and sale of Class A Common Stock by certain of its selling stockholders (the “Offering”), as disclosed in the Issuer’s prospectus supplement dated May 8, 2024 and filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2024 (the “Prospectus Supplement”).

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Equity Partners Parallel IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,254,568(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,254,568(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,254,568(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.56%(2)
14.	Type of Reporting Person (See Instructions) PN

(1) Consists of 1,254,568 shares of Class B Common Stock and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment and a corresponding cancellation of the Class B Common Stock held by LLR Equity Partners Parallel IV L.P. (“Equity Partners Parallel IV LP”). Capital IV LP serves as the general partner of Equity Partners Parallel IV LP. Capital IV LLC serves as the general partner of Capital IV LP. As a result, each of Capital IV LP and Capital IV LLC possesses shared voting and dispositive power over the securities held by Equity Partners Parallel IV LP.

(2) Based upon (a) 28,682,837 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of May 13, 2024, following the closing of the Offering, as disclosed in the Prospectus Supplement.

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,774,258(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,774,258(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,774,258(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.94%(2)
14.	Type of Reporting Person (See Instructions) PN

(1) Consists of (i) 28,519,690 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock, on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Equity Partners IV LP and (ii) 1,254,568 shares of Class B Common Stock and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment and a corresponding cancellation of the Class B Common Stock held by Equity Partners Parallel IV LP. Capital IV LP serves as the general partner of each of Equity Partners IV LP and Equity Partners Parallel IV LP. Capital IV LLC serves as the general partner of Capital IV LP. As a result, each of Capital IV LP and Capital IV LLC possesses shared voting and dispositive power over the securities held by Equity Partners IV LP and Equity Partners Parallel IV LP.

(2) Based upon (a) 28,682,837 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of May 13, 2024, following the closing of the Offering, as disclosed in the Prospectus Supplement.

CUSIP No. 77584N101
1.	Names of Reporting Persons LLR Capital IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,774,258(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,774,258(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,774,258(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.94%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Consists of (i) 28,519,690 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock, on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Equity Partners IV LP and (ii) 1,254,568 shares of Class B Common Stock and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment and a corresponding cancellation of the Class B Common Stock held by Equity Partners Parallel IV LP. Capital IV LP serves as the general partner of each of Equity Partners IV LP and Equity Partners Parallel IV LP. Capital IV LLC serves as the general partner of Capital IV LP. As a result, each of Capital IV LP and Capital IV LLC possesses shared voting and dispositive power over the shares of Class B Common Stock held by Equity Partners IV LP and Equity Partners Parallel IV LP.

(2) Based upon (a) 28,682,837 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of May 13, 2024, following the closing of the Offering, as disclosed in the Prospectus Supplement.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D filed with the SEC on December 29, 2021 (“Original Statement”), which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings set forth with respect thereto in the Original Statement.

Item 2. Identity and Background

No changes.

Item 3. Source and Amount of Funds or Other Consideration

No changes.

Item 4. Purpose of Transaction

No changes, except as set forth below.

Underwritten Secondary Offering

On May 8, 2024, the Issuer and CompoSecure Holdings, L.L.C. (the “Operating Subsidiary”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC (“J.P. Morgan”), BofA Securities, Inc. (“BofA”), and TD Securities (USA) LLC (“Cowen”) as the representatives (the “Representatives”) of the several underwriters listed on Schedule 1 thereto (the “Underwriters”), and the selling stockholders listed in Schedule 2 thereto (collectively, the “Selling Stockholders”), in connection with its previously announced underwritten secondary offering (the “Offering”) of an aggregate amount of 8,050,000 shares of Class A Common Stock (the “Shares”), including an over-allotment option, to be sold by the Selling Stockholders at a purchase price of $6.50 per share before underwriting discounts and commissions. The Offering closed on May 13, 2024.

The Offering was made pursuant to a prospectus supplement (the “Prospectus Supplement”) dated May 8, 2024, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 9, 2024, and an accompanying prospectus dated March 17, 2023, pursuant to a Registration Statement on Form S-1 (No. 333-262341), as amended by Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (including a prospectus) filed by the Issuer with the SEC on March 10, 2023 and most recently declared effective by the Commission on March 17, 2023.

In connection with the Offering, pursuant to the Underwriting Agreement, on May 8, 2024, certain shareholders, officers and directors of the Issuer listed on Schedule 3 thereto each executed lock-up agreements (the “Lock-Up Agreements”), pursuant to which each such party, with limited exceptions, for a period ending at the close of business 90 days after the date of the Prospectus Supplement, may not, without the prior written consent of J.P. Morgan, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, or any securities convertible into or exercisable or exchangeable for Class A Common Stock, including, for the avoidance of doubt, any shares of Class B Common Stock, any Class A Common Units of Holdings or any Class B Common Units of Holdings (including without limitation, Class A Common Stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Class A Common Stock or such other securities, the “Lock-Up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock-Up Securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing.

The foregoing descriptions of the Underwriting Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Underwriting Agreement (and form of Lock-Up Agreement attached thereto), which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

No changes, except as set forth below.

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of May 13, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Equity Partners IV LP(1)(2)	28,519,690	0	28,519,690	0	28,519,690	28,519,690	35.39%
Equity Partners Parallel IV LP(2)(3)	1,254,568	0	1,254,568	0	1,254,568	1,254,568	1.56%
Capital IV LP(2)	29,774,258	0	29,774,258	0	29,774,258	29,774,258	36.94%
Capital IV LLC(2)	29,774,258	0	29,774,258	0	29,774,258	29,774,258	36.94%

(1)	Consists of 28,519,690 shares of Class B Common Stock, and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment, and a corresponding cancellation of the Class B Common Stock, held by Equity Partners IV LP.
(2)	Capital IV LP serves as the general partner of each of Equity Partners IV LP and Equity Partners Parallel IV LP. Capital IV LLC serves as the general partner of Capital IV LP. As a result, each of Capital IV LP and Capital IV LLC possesses shared voting and dispositive power over the securities held by Equity Partners IV LP and Equity Partners Parallel IV LP.
(3)	Consists of 1,254,568 shares of Class B Common Stock and a corresponding number of Class B Common Units that are exchangeable for Class A Common Stock on a share-for-share basis, subject to adjustment and a corresponding cancellation of the Class B Common Stock held Equity Partners Parallel IV LP.
(4)	Based upon (a) 28,682,837 shares of Class A Common Stock and (b) 51,908,422 shares of Class B Common Stock that were outstanding as of May 13, 2024, following the closing of the Offering, as disclosed in the Prospectus Supplement.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes, except as set forth below.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 8	Underwriting Agreement, dated May 8, 2024, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C., J.P. Morgan Securities LLC, BofA Securities, Inc., TD Securities (USA) LLC and the other underwriters named therein, and the selling stockholders named therein (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 2024

LLR EQUITY PARTNERS IV, L.P.
By: LLR Capital IV, L.P., its general partner.
By: LLR Capital IV, LLC, its general partner

/s/ Mitchell Hollin
Name: Mitchell Hollin
Title: Member

LLR EQUITY PARTNERS PARALLEL IV L.P.
By: LLR Capital IV, L.P., its general partner.
By: LLR Capital IV, LLC, its general partner

/s/ Mitchell Hollin
Name: Mitchell Hollin
Title: Member

LLR CAPITAL IV, L.P.
By: LLR Capital IV, LLC, its general partner.

/s/ Mitchell Hollin
Name: Mitchell Hollin
Title: Member

LLR CAPITAL IV, LLC

/s/ Mitchell Hollin
Name: Mitchell Hollin
Title: Member